Mail Stop 4561


								October 14, 2005


By U.S. Mail and facsimile to (952) 593-4733

William A. Houlihan
Executive Vice President and Chief Financial Officer
Metris Companies Inc.
10900Wayzata Boulevard
Minnetonka, MN  55305

Re:	Metris Companies Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 001-12351

Dear Mr. Houlihan:

      We have reviewed your response letter dated October 4, 2005 and have the following additional comments.

Form 10-K for the fiscal year ended December 31, 2004

Results of Operations, page 33

1. We note your supplemental response to comment 1 of our letter dated September 23, 2005. Please tell us your basis for characterizing your borrowing to fund a maturing ABS series or conduit as attributable to new securitizations of receivables to the
Metris Master Trust.

2. Please tell us why you need to borrow on a new or existing conduit to fund a maturing ABS series or conduit facility. Tell us who initiates the transaction and the contractual provisions related to the maturing or termination of your ABS series and conduit facilities.

3. Please provide us with a comprehensive example, including cash flows, entities involved, journal entries and supporting calculations, describing how you account for the defeasance of maturing ABS series into your variable funding conduit.

4. Please tell us why you realize a gain with the establishment of the interest-only receivable strip whereas the contractual retained interest and minimum spread reserve result in a loss.

5. We note your supplemental response to comment 3 of our letter dated September 23, 2005. Please tell us why you calculate the gain/loss on replenishment of receivables on a monthly basis when you sell new credit card receivables to the Metris Master Trust on a daily basis.

6. We note your supplemental response to comment 4 of our letter dated September 23, 2005. Please provide us with a comprehensive example, including cash flows, entities involved, and supporting calculations, describing the inception of a revolving credit card securitization. In your example, demonstrate how you allocate the carrying amount of receivables securitized to your interest-only strip, contractual retained interest, and spread reserve.

7. Please tell us how you evaluate your implicit forward contract to sell new receivables into the Trust during the revolving period.

Note 9 - Portfolio Sales, page 72

8. We note your supplemental response to comment 7 of our letter dated September 23, 2005. Please tell us why the OCC requested you to sell your deposits held by Direct Merchants Bank.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

William A. Houlihan
Metris Companies Inc.
October 14, 2005
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